UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Arcellx, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03940C 10 0

(CUSIP Number)

Sasha Keough

c/o SR One Capital Management, LP

985 Old Eagle School Road, Suite 511

Wayne, PA 19087

410-800-7503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03940C10 0	Schedule 13D/A	Page 2

1	NAME OF REPORTING PERSON SR One Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,487,174 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,487,174 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,487,174 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.35%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 2,828,394 shares of Common Stock held of record by SR One Capital Fund I Aggregator, LP and (ii) 1,658,780 shares held of record by SR One Co-Invest II, LLC.
(2)

Based upon 47,993,520 shares of common stock (the “Common Stock”) of Arcellx, Inc. (the “Issuer”) reported to be outstanding as of May 4, 2023, on the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

CUSIP No. 03940C10 0	Schedule 13D/A	Page 3

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE SR One Capital Fund I Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,828,394
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,828,394

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,828,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.89%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based upon 47,993,520 shares of Common Stock of the Issuer reported to be outstanding as of May 4, 2023, on the Issuer’s Form 10-Q/A filed with the SEC on May 9, 2023.

CUSIP No. 03940C10 0	Schedule 13D/A	Page 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE SR One Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,828,394(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,828,394(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,828,394(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.89%(2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by SR One Capital Fund I Aggregator, LP.
(2)	Based upon 47,993,520 shares of Common Stock of the Issuer reported to be outstanding as of May 4, 2023, on the Issuer’s Form 10-Q/A filed with the SEC on May 9, 2023.

CUSIP No. 03940C10 0	Schedule 13D/A	Page 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE SR One Co-Invest II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,658,780
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,658,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.46%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based upon 47,993,520 shares of Common Stock of the Issuer reported to be outstanding as of May 4, 2023, on the Issuer’s Form 10-Q/A filed with the SEC on May 9, 2023.

CUSIP No. 03940C10 0	Schedule 13D/A	Page 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE SR One Co-Invest II Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,658,780(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,658,780(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,780(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.46%(2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by SR One Co-Invest II, LLC.
(2)	Based upon 47,993,520 shares of Common Stock of the Issuer reported to be outstanding as of May 4, 2023, on the Issuer’s Form 10-Q/A filed with the SEC on May 9, 2023.

CUSIP No. 03940C10 0	Schedule 13D/A	Page 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE Simeon George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,487,174(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,487,174(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,487,174(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.35%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 2,828,394 shares of Common Stock held of record by SR One Capital Fund I Aggregator, LP and (ii) 1,658,780 shares held of record by SR One Co-Invest II, LLC.
(2)	Based upon 47,993,520 shares of Common Stock of the Issuer reported to be outstanding as of May 4, 2023, on the Issuer’s Form 10-Q/A filed with the SEC on May 9, 2023.

CUSIP No. 03940C10 0	Schedule 13D/A	Page 8

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the statements on the Schedule 13D originally filed with the SEC by the Reporting Persons on February 17, 2022, and Amendment No. 1 filed with the SEC by the Reporting Persons on June 27, 2022, relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Arcellx, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 25 West Watkins Mill Road, Suite A, Gaithersburg, Maryland 20878.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 thereto).

Item 3.	Source and Amount of Funds or Other Consideration.

N/A. The Reporting Persons sold Common Stock.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

On May 11, 2023, SR One Fund I Aggregator LP (“Aggregator”) and SR One Co-Invest II, LLC (“Co-Invest II”) each filed a Notice on Form 144 pursuant to Rule 144(h) under the Securities Act of 1933, as amended, stating their intention to sell up to 1,200,000 shares and 666,000 shares, respectively, of the Issuer’s Common Stock. On May 11, 2023, (1) Aggregator sold in the aggregate 638,417 shares of the Issuer’s Common Stock and (2) Co-Invest II sold in the aggregate 374,416 shares of the Issuer’s Common Stock (collectively, the “Transactions”). The Transactions were comprised of a block trade and various open market transactions at prices that ranged from $45.00 to $46.56 per share. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Aggregator, Co-Invest II and other Reporting Persons may dispose of or acquire additional shares of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 03940C10 0	Schedule 13D/A	Page 9

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Amendment No. 2 is incorporated by reference in its entirety into this Item 5.

(c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Persons.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement
Exhibit 2	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2023

SR ONE CAPITAL FUND I AGGREGATOR, L.P.
By: SR One Capital Partners I, LP
By: SR One Capital Management, LLC

By:	/s/ Sasha Keough
	Name:	Sasha Keough
	Title:	Attorney-in-Fact

SR ONE CAPITAL PARTNERS I, LP By: SR One Capital Management, LLC, its General Partner

By:	/s/ Sasha Keough
	Name:	Sasha Keough
	Title:	Attorney-in-Fact

SR ONE CO-INVEST II, LP By: SR One Co-Invest II Manager, LLC its Manager By: SR One Capital Management, LLC, its Manager

By:	/s/ Sasha Keough
	Name:	Sasha Keough
	Title:	Attorney-in-Fact

SR ONE CO-INVEST II MANAGER, LLC By: SR One Capital Management, LLC, its Manager

By:	/s/ Sasha Keough
	Name:	Sasha Keough
	Title:	Attorney-in-Fact

SR ONE CAPITAL MANAGEMENT, LLC

By:	/s/ Sasha Keough
	Name:	Sasha Keough
	Title:	Attorney-in-Fact

*
Simeon George

*/s/ Sasha Keough
Sasha Keough
As attorney-in-fact

This Amendment No. 2 was executed by Sasha Keough on behalf of the entities and individual listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.